Exhibit 4.6

(AVAILENT FINANCIAL LETTERHEAD)

February 21, 2003

Mr. Raymond Molina

VIA HAND DELIVERY

Dear Mr. Molina,

LETTER OF AGREEMENT

This letter is to set forth the understanding between the parties, Raymond Molina (“Molina”) and Availent Financial, Inc. (the “Company”), as to activities between and on behalf of the Company and Molina.

1)                                      Molina shall receive a 15% commission for selling rights to the South Florida (Broward and Dade County) area. Commissions will only be paid on total sales in excess of $1,000,000.

2)                                      Molina shall receive a 10% commission on the funding of the $8 million “banking” opportunity under acceptable terms and timing to the Company.

3)                                      Molina shall receive the following compensation regarding interim funding receipts from equity by the company between now and the SB-2 / secondary public offering. Payments to Molina are contingent upon and will be paid only after the receipt by the Company of an acceptable Lehman Brothers investment banking letter.

a.                                       For parties introduced to the Company by Molina, compensation will be based on the Lehman Brothers formula.

b.                                      For all other parties, the compensation to Molina will be 2%.

4)                                      In addition to the above, Molina will receive $10,000 within 15 business days of signing this agreement.

5)                                      Molina will be granted 500,000 cashless warrants to purchase Availent Financial, Inc. common stock at $1.00 per share upon signing of this agreement. The warrants will carry a 36 month term for exercise from the date of grant. The warrants are granted in anticipation of and for the delivery by Molina of an acceptable investment banking letter from Lehman Brothers as part of an anticipated equity funding by Lehman Brothers as provided in Paragraph 5 below..

6)                                      Molina will be awarded 750,000 shares of Availent Financial, Inc. common stock in connection with and at the time of a Lehman Brothers capital equity funding acceptable to the Company.

Please sign below as indication of your agreement.

Sincerely,

/s/ PATRICK MCGEENEY
Patrick McGeeney President and Chairman Availent Financial, Inc.

Acknowledged and Agreed:

/s/ RAYMOND MOLINA	2-21-03
Raymond Molina	Date